UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
 Washington, DC  20549

FORM 11-K

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

 For the Fiscal Year Ended December 31, 2015

 OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______ to _______

Commission File Number 1-4949

 CUMMINS RETIREMENT AND SAVINGS PLAN
 (Full title of the plan)

 CUMMINS INC.
  500 Jackson Street
 P. O. Box 3005
 Columbus, IN  47202-3005
 (Name of Issuer of Securities Held Pursuant to the Plan and
 the Address of its Principal Executive Office)

CUMMINS RETIREMENT AND SAVINGS PLAN

FINANCIAL STATEMENTS

AND

SUPPLEMENTARY INFORMATION

December 31, 2015 AND 2014

CUMMINS RETIREMENT AND SAVINGS PLAN

TABLE OF CONTENTS

December 31, 2015 AND 2014

*

As the Plan is a member of the Cummins Inc. and Affiliates Retirement and Savings Plans Master Trust (“Master Trust”), the schedules of assets (held at end of year), at December 31, 2015 and of reportable transactions for the year ended December 31, 2015 of the Master Trust have been certified by the Master Trustee and have been separately filed with the Department of Labor.  Other Supplemental Schedules not filed herewith are omitted because of the absence of the conditions under which they are required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

report of INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Benefits Policy Committee and

  Participants of the Cummins Retirement and

  Savings Plan

Columbus, Indiana

We have audited the accompanying statements of net assets available for benefits of the Cummins Retirement and Savings Plan (the “Plan”) as of December 31, 2015 and 2014, and the related statement of changes in net assets available for benefits for the year ended December 31, 2015. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the year ended December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying Schedule H, line 4i – Schedule of Assets (Held at End of Year) has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental information is the responsibility of the Plan’s management.  Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ BLUE & CO., LLC
BLUE & CO., LLC

Seymour, Indiana

June 23, 2016

Cummins RETIREMENT AND SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2015 and 2014

	2015	2014 As Restated
Assets
Investments:
Investment in Cummins Inc. and Affiliates
Retirement and Savings Plans Master Trust
At fair value:
Cummins Inc. common stock fund	$360,381,991	$586,165,813
Other investments	1,437,506,497	1,364,774,028
	1,797,888,488	1,950,939,841
At contract value:
Stable Value Fund	247,743,118	237,852,696

Total investments	2,045,631,606	2,188,792,537

Employee contributions receivable	2,739,837	2,603,773
Employer contributions receivable	8,158,329	7,152,556
Contributions receivable from outside plans	54,423,318	28,903,329
Notes receivable from participants	30,783,869	28,592,378

Net assets available for benefits	$2,141,736,959	$2,256,044,573

  See accompanying notes to financial statements.

Cummins RETIREMENT AND SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEAR ENDED DECEMBER 31, 2015

Additions
Contributions:
Employer	$49,526,456
Employee	112,170,441
Plan interest in Cummins Inc. and Affiliates Retirement
and Savings Plans Master Trust investment loss	(220,929,373)
Interest on notes receivable from participants	1,225,418
Total additions	(58,007,058)

Deductions
Benefits paid to participants	140,866,354
Administrative expenses	1,111,060
Total deductions	141,977,414

Fund transfers with affiliate plans	3,760,641
Fund transfers with outside plans	81,916,217

Net change in net assets available for benefits	(114,307,614)

Net assets available for benefits, beginning of year	2,256,044,573

Net assets available for benefits, end of year	$2,141,736,959

  See accompanying notes to financial statements.

Cummins RETIREMENT AND SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2015 and 2014

1.	description of the plan

The following description of the Cummins Retirement and Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

Effective January 1, 2015, the Plan was amended and adopted the name Cummins Retirement and Savings Plan.  Prior to this the name of the Plan was Cummins Retirement and Savings Plan for Non-Bargaining Employees.

General

The Plan is a defined contribution plan designed to provide participants with a systematic method of savings and at the same time enable such participants to benefit from contributions made to the Plan by Cummins Inc. and Affiliates (collectively, the “Company”). Eligible employees are salaried and non-bargaining hourly employees of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

An amendment effective September 30, 2015 merged the assets and liabilities included in the Cummins Southern Plains, LLC 401(K) Profit Sharing Plan into the Cummins Retirement and Savings Plan.  The transfer of these assets was $27,492,899 and is reflected in the accompanying financial statements as “Fund transfers with outside plans” in the Statement of Changes in Net Assets Available for Benefits.  Non-bargaining eligible employees of the plan began participating in the Cummins Retirement and Savings Plan on October 1, 2015.

An amendment effective December 31, 2015 merged the assets and liabilities included in the Cummins NPower Retirement Plan, the Cummins NPower Retirement Plan for Union Employees, and the Cummins Rocky Mountain LLC 401(K) Retirement Savings Plan into the Cummins Retirement and Savings Plan.  The transfer of these assets was $54,423,318 and is reflected in the accompanying financial statements within “Fund transfers with outside plans” in the Statement of Changes in Net Assets Available for Benefits and as “Contributions receivable from outside plans” in the Statements of Net Assets Available for Benefits.  Bargaining and non-bargaining eligible employees of these plans will begin participating in the Cummins Retirement and Savings Plan on January 1, 2016.

An amendment that was effective December 31, 2014 merged employees not subject to any collective bargaining agreement included in the Cummins Northwest Retirement Savings Plan (the “CNW Plan”) into the Cummins Retirement and Savings Plan as of December 31, 2014. The transfer of these assets was $28,903,329 and is reflected in the accompanying financial statements as “Contributions receivable from outside plans” in the Statements of Net Assets Available for Benefits as of December 31, 2014.

Cummins RETIREMENT AND SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2015 and 2014

Master Trust

The Cummins Inc. and Affiliates Retirement and Savings Plans Master Trust (“Master Trust”) holds the assets of the Plan and the Cummins Retirement and Savings Plan for Certain Collectively Bargained Employees.

The trustee for the Master Trust is State Street Corporation (“Trustee”). As participants transfer between different locations within the Company, their related Plan account transfers to the appropriate Plan, if applicable. Such transfers are reflected in the accompanying financial statements as “Fund transfers with affiliate plans”.

Contributions

Participants may contribute up to 50% of their eligible pay through a combination of pre-tax and after-tax contributions. Participants may direct their contributions in any of twenty-five investment options, including the Cummins Inc. Common Stock Fund.

Matching Contribution

The Company contributes to the Plan by matching 100% of the first 1% contributed plus 50% of the next 5% contributed. The matching contribution is made in the form of cash or Company stock, based on the participant’s employing company, as defined. The entire amount of Company stock received as a match is available for diversification.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, the Company’s contributions and an allocation of Plan earnings. Allocations of Plan earnings are made daily and are based upon the participant’s weighted average account balance for the day, as described in the Plan document.

Cummins RETIREMENT AND SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2015 and 2014

Vesting

Participants are fully vested in all employee and employer contributions and earnings thereon at all times.

Benefit Payments

Upon termination of employment or retirement, account balances are paid either as a lump-sum distribution or annual installments not to exceed the lesser of 15 years or the life expectancy of the participant and/or joint life expectancy of the participant and beneficiary, and commence no later than the participant reaching age 70-1/2. The Plan also permits hardship withdrawals from participant pre-tax contributions and actual earnings thereon. Participants may also withdraw their after-tax contributions.

Cummins RETIREMENT AND SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2015 and 2014

Voting Rights

Each participant is entitled to exercise voting rights attributable to the Company shares allocated to his or her account. The Trustee shall vote all Company shares for which no voting instructions were received in the same manner and proportion as the shares for which voting instructions were received.

Notes Receivable from Participants

A participant can obtain a loan up to a maximum of the lesser of $50,000 or 50% of the participant’s account balance. Loans are secured by the participant’s account balance and bear interest at the prime rate plus one percent, and mature no later than 4½ years from the date of the loan. Principal and interest is paid ratably through payroll deductions.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan have been prepared on an accrual basis of accounting.

Cummins RETIREMENT AND SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2015 and 2014

Investments held by a defined contribution plan are required to be reported at fair value, except for fully benefit-responsive investment contracts. Contract value is the relevant measure for the portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants normally would receive if they were to initiate permitted transactions under the terms of the Plan.

Change in Accounting Principle

During 2015, the Plan early adopted Accounting Standards Update 2015-12, Plan Accounting, Parts I and II, which simplified accounting for certain investments and eliminated previously required disclosure requirements.

Part I specifies that contract value is the relevant measure for fully benefit-responsive investment contracts to be recorded in the statement of net assets available for benefits.  Previously, these contracts were recorded at fair value which was $236,396,756 and required a $1,455,940 adjustment to increase these contracts to the contract value which was $237,852,696 at December 31, 2014.  Similarly, the net assets available for benefits at fair value which was $2,254,588,633 also required a $1,455,940 adjustment to increase net assets available for benefits to the contract value of $2,256,044,573 at December 31, 2014. The accounting policy has been revised to reflect this change and the 2014 statement of net assets available for benefits was retroactively restated to record fully benefit-responsive investment contracts at contract value and remove the effects of the above adjustment to net assets available for benefits as required by the standard.

Part II eliminates certain disclosure requirements for plans. Specifically, investments will be disaggregated by general type (mutual funds, common stocks, bonds, etc.) whereas previously they were disaggregated in much greater detail such as by investment objective or industry. In addition, the disclosure of individual investments with a value equal to or greater than 5% of net assets available for benefits has been removed.  And finally, plans will present the net appreciation (depreciation) in the aggregate whereas previously it was detailed by the general type of the investment.  The 2014 notes to the financial statements have been retroactively restated as required by the standard.

Cummins RETIREMENT AND SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2015 and 2014

Investments

The Plan’s investment in the Master Trust is stated at fair value based on the fair value of the underlying investments of the Master Trust, determined primarily by quoted market prices, except for the Stable Value fund and common/collective trust investments. The Stable Value fund consists primarily of insurance contracts and bank investment contracts with various companies. Insurance contracts and bank contracts are nontransferable, but provide for benefit-responsive withdrawals by plan participants at contract value. Alternative investment contracts consist of investments together with contracts under which a bank or other institution provides for benefit-responsive withdrawals by plan participants at contract value. Contract value represents contributions made to investment contracts, plus earnings, less participant withdrawals and administrative expenses. There are no limitations on liquidity guarantees and no valuation reserves are being recorded to adjust contract amounts.

The common/collective trust investments are public investment securities valued using the net asset value (NAV) provided by fund managers. The NAV is quoted on a private market that is not active; however, the unit price is based on underlying investments which are traded on an active market.  There are no redemption restrictions on common/collective trusts.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent notes receivable from participants are recorded as a distribution based upon the terms of the Plan document.

Cummins RETIREMENT AND SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2015 and 2014

Allocation of Master Trust Assets and Transactions

The investment income and expenses of the Master Trust are allocated to each plan based on the relationship of the Plan’s investment balances to the total Master Trust investment balances.

Use of Estimates

The preparation of financial statements, in accordance with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties

The Master Trust invests in various securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect the amounts reported in the financial statements.

Payment of Benefits

Benefit payments are recorded when paid.

Administrative Expenses

Substantially all costs of administering the Plan are paid by the Company.  However, a portion of administrative fees are charged to participants’ accounts (a monthly fee of 0.05% of the participant’s account balance up to a maximum of $5).

Reclassifications

Certain prior year amounts have been reclassified herein to conform to the current method of presentation.

Cummins RETIREMENT AND SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2015 and 2014

3.	INVESTMENTS IN MASTER TRUST

The Plan’s investments are held in the Master Trust. At December 31, 2015 and 2014, the Plan’s interest in the net assets of the Master Trust was 88.6% and 88.7%, respectively.

The following investments are held by the Master Trust as of December 31:

	2015	2014
At fair value:
Cummins Inc. Common Stock Fund	$370,998,542	$599,200,268
Common / collective trusts	791,208,424	699,666,086
Registered investment companies	801,827,664	827,178,198
	1,964,034,630	2,126,044,552
At contract value:
Stable Value fund wrapped
investment contracts	345,753,740	341,768,439

Total	$2,309,788,370	$2,467,812,991

The Plan’s percentage of each investment classification held by the Master Trust as of December 31 is as follows:

	2015	2014

Cummins Inc. Common Stock Fund	97.1%	97.8%
Stable Value fund	71.7%	69.7%
Common / collective trusts	90.9%	90.1%
Registered investment companies	89.6%	88.7%

Cummins RETIREMENT AND SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2015 and 2014

The Stable Value fund’s key objectives are to provide preservation of principal, maintain a stable interest rate, and provide daily liquidity at contract value for participant withdrawals and transfers in accordance with the provision of the Plans. To accomplish these objectives, the Stable Value fund invests primarily in investment contracts such as traditional guaranteed investment contracts (GICs) and wrapper contracts (also known as synthetic GICs). In a traditional GIC, the issuer takes a deposit from the Stable Value fund and purchases investments that are held in the issuer’s general account. The issuer is contractually obligated to repay the principal and a specified rate of interest guaranteed to the Stable Value fund. A synthetic investment contract, or wrapper contract, is an investment contract issued by an insurance company or other financial institution, designed to provide a contract value “wrapper” around a portfolio of bonds or other fixed income securities that are owned by the Stable Value fund.

In a wrapper contract structure, the underlying investments are owned by the Stable Value fund and held in trust for participants. The Stable Value fund purchases a wrapper contract from an insurance company or bank. The wrapper contract amortizes the realized and unrealized gains and losses on the underlying fixed income investments, typically over the duration of the investments, through adjustments to the future interest crediting rate (which is the rate earned by participants in the Stable Value fund for the underlying investments). The issuer of the wrapper contract provides assurance that the adjustments to the interest crediting rate do not result in a future interest crediting rate that is less than zero. An interest crediting rate less than zero would result in a loss of principal or accrued interest.

The key factors that influence future interest crediting rates for a wrapper contract include the level of market interest rates, the amount and timing of participant contributions, transfers, and withdrawals into and out of the wrapper contract, the investment returns generated by the fixed income investments that back the wrapper contract and the duration of the underlying investments backing the wrapper contract. Wrapper contracts’ interest crediting rates are typically reset on a monthly or quarterly basis. While there may be slight variations from one contract to another, most wrapper contracts use a formula to determine the interest crediting rate that is based on the specific factors as aforementioned. Over time, the crediting rate formula amortizes the Stable Value fund’s realized and unrealized market value gains and losses over the duration of the underlying investments.

Cummins RETIREMENT AND SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2015 and 2014

Because changes in market interest rates affect the yield to maturity and the market value of the underlying investments, they can have a material impact on the wrapper contract’s interest crediting rate. In addition, participant withdrawals and transfers from the Stable Value fund are paid at contract value but funded through the market value liquidation of the underlying investments, which also impacts the interest crediting rate.

All wrapper contracts provide for a minimum interest crediting rate of zero percent. In the event that the interest crediting rate should fall to zero and the requirements of the wrapper contract are satisfied, the wrapper issuers will pay to the Plans the shortfall needed to maintain the interest crediting rate at zero. This helps to ensure that participants’ principal and accrued interest will be protected.

In certain circumstances, the amount withdrawn from the wrapper contract would be payable at fair value rather than at contract value. These events include termination of the Plans, a material adverse change to the provisions of the Plans, if the employer elects to withdraw from a wrapper contract in order to switch to a different investment provider, or if the terms of a successor plan (in the event of the spin-off or sale of a division) do not meet the wrapper contract issuer’s underwriting criteria for issuance of a clone wrapper contract. These events described herein that could result in the payment of benefits at market value rather than contract value are not probable of occurring in the foreseeable future.

Examples of events that would permit a wrapper contract issuer to terminate a wrapper contract upon short notice include the Plans’ loss of their qualified status, uncured material breaches of responsibilities, or material and adverse changes to the provisions of the Plans. If one of these events was to occur, the wrapper contract issuer could terminate the wrapper contract at the market value of the underlying investments (or in the case of a traditional GIC, at the hypothetical market value based upon a contractual formula).

Cummins RETIREMENT AND SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2015 and 2014

Synthetic investment contracts generally impose conditions on both the Plan and the issuer. If an event of default occurs and is not cured, the non-defaulting party may terminate the contract. The following may cause the Plan to be in default: a breach of material obligation under the contract; a material misrepresentation; or a material amendment to the Plan agreement. The issuer may be in default if it breaches a material obligation under the investment contract; makes a material misrepresentation; is acquired or reorganized. If, in the event of default of an issuer, the Plan were unable to obtain a replacement the Plan could seek to add additional issuers over time to diversify the Plan’s exposure to such risk, but there is no assurance the Plan may be able to do so. The combination of the default of an issuer and an inability to obtain a replacement agreement could render the Plan unable to achieve its objective of maintaining a stable contract value. The terms of an investment contract generally provide for settlement of payments only upon termination of the contract or total liquidation of the covered investments. Generally, payments will be made pro-rata, based on the percentage of investments covered by each issuer. Contract termination occurs whenever the contract value or market value of the covered investments reaches zero or upon certain events of default. If the contract terminates due to issuer default, the issuer will generally be required to pay to the Plan the excess, if any, of contract value over market value on the date of termination. If the contract terminates when the market value equals zero, the issuer will pay the excess of contract value over market value to the Plan to the extent necessary for the Plan to satisfy outstanding contract value withdrawal requests. Contract termination also may occur by either party upon election and notice.

4.	CUMMINS STOCK FUND

The following is the Master Trust’s investment in Cummins Inc. common stock (excluding cash) at December 31:

Cummins RETIREMENT AND SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2015 and 2014

	2015	2014

Number of shares	4,170,215	4,139,096

Cost	$264,697,670	$234,405,059

Market	$367,020,622	$596,733,470

Cummins RETIREMENT AND SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2015 and 2014

5.	TAX STATUS

The Internal Revenue Service has determined by an opinion letter for the Plan dated July 19, 2002, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended subsequent to July 19, 2002, the Plan administrator believes that the Plan is designed and is currently operated in compliance with the applicable requirements of the IRC.

Accounting principles generally accepted in the United States of America require management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by various federal and state taxing authorities. Management has concluded that as of December 31, 2015 and 2014, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the accompanying financial statements.

The Plan is subject to routine audits by taxing jurisdictions. However, as of the date the financial statements were available to be issued, there were no audits for any tax periods in progress. Management believes it is no longer subject to income tax examinations for years prior to 2012.

6.	RELATED PARTY TRANSACTIONS

Certain Master Trust investments are shares of mutual funds managed by State Street Corporation and shares of Cummins Inc.  State Street Corporation is the Master Trust trustee. Cummins Inc. is the Plan Sponsor. Hewitt Associates, LLC serves as the Plans’ third party administrator. Blue & Co., LLC serves as the Plan’s auditor. JPMorgan Asset Management serves as the Plan’s investment manager of the Stable Value fund. Transactions with these parties qualify as party-in-interest transactions.

Cummins RETIREMENT AND SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2015 and 2014

7.	Fair value measurements

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1) and the lowest priority to unobservable inputs (level 3). The three levels of the fair value hierarchy are described as follows:

  Level 1: Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

  Level 2: Inputs to the valuation methodology include quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

  Level 3: Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2015 and 2014.

  Registered investment companies and common stock: Valued at the closing price reported on the active market on which the individual securities are traded.

Cummins RETIREMENT AND SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2015 and 2014

  Common/collective trusts: Valued at the net asset value (NAV) of units of a collective trust. The NAV, as provided by the trustee, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV. Participant transactions (purchases and sales) may occur daily. Were the Plan to initiate a full redemption of the collective trust, the investment advisor reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner.

The Plan’s policy is to recognize transfers between levels as of the end of the reporting period. There were no significant transfers between Levels 1 and 2 during 2015 or 2014.

The following table sets forth by level, within the hierarchy, the Plan’s assets measured at fair value on a recurring basis as of December 31, 2015 and 2014:

	2015
	Fair
	Value	Level 1	Level 2
Master Trust level assets
Registered investment
companies	$801,827,664	$801,827,664	$-0-
Common stocks	370,998,542	370,998,542	-0-
Common/collective trusts	791,208,424	-0-	791,208,424

Cummins RETIREMENT AND SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2015 and 2014

	2014
	Fair
	Value	Level 1	Level 2
Master Trust level assets
Registered investment
companies	$827,178,198	$827,178,198	$-0-
Common stocks	599,200,268	599,200,268	-0-
Common/collective trusts	699,666,086	-0-	699,666,086

SUPPLEMENTARY INFORMATION

CUMMINS RETIREMENT AND SAVINGS PLAN

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS
EIN 35 0257090
(HELD AT END OF YEAR)
Plan Number: 020
DECEMBER 31, 2015

(a)	(b)	(c)	(d)	(e)

	Identity of Issue	Description of Investment	Cost	Current Value
*	Participant Loans	1 - 4 1/2 year maturity
		4.25%	$-0-	$30,783,869

* Party in interest

  See report of independent registered public accounting firm.

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CUMMINS RETIREMENT AND SAVINGS PLAN

By: Benefits Policy Committee of Cummins Inc.

Date: June 23, 2016	By: /s/ Donald G. Jackson
Donald G. Jackson
Vice President – Treasurer